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TYPE:  6-K
SEQUENCE:  1

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2000

                              --------------------

                           THE DIALOG CORPORATION PLC
                         (formerly known as M.A.I.D plc)

             (exact name of registrant as specified in its charter)

                              --------------------

                           THE COMMUNICATIONS BUILDING
                               48 LEICESTER SQUARE

                            LONDON WC2H 7DB, ENGLAND

                    (Address of Principal Executive Offices)

                              ---------------------

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                    FORM 20-F /X/      FORM 40-F /_/

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                     YES  /_/         NO  /X/


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2000

                              THE DIALOG CORPORATION PLC

                              By:  /s/  David G. Mattey
                                 -------------------------------------
                                 David G. Mattey
                                 Chief Financial Officer

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                               EXHIBIT INDEX

99.1.      Offer to Purchase and Consent Solicitation Statement

99.2.      Consent and Letter of Transmittal

99.3.      Letter to Clients

99.4. Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.5.      Notice of Guaranteed Delivery

99.6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9